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Exhibit 99.3

        This LOAN AND SECURITY AGREEMENT dated August 30, 2002 between SILICON VALLEY BANK ("Bank"), whose address is 3003 Tasman Drive, Santa Clara, California 95054 and DPAC TECHNOLOGIES CORP. ("Borrower"), whose address is 7321 Lincoln Way, Garden Grove, California 92841, provides the terms on which Bank will lend to Borrower and Borrower will repay Bank. The parties agree as follows:

1.    ACCOUNTING AND OTHER TERMS

        Accounting terms not determined in this Agreement will be construed following GAAP. Calculations and determinations must be made following GAAP. The term "financial statements" includes the notes and schedules. The terms "including" and "includes" always mean "including (or includes) without limitation," in this or any Loan Document.

2.    LOAN AND TERMS OF PAYMENT

2.1  Promise to Pay.

        Borrower promises to pay Bank the unpaid principal amount of all Credit Extensions and interest on the unpaid principal amount of the Credit Extensions.

2.1.1    Revolving Advances.

      (a-1)  At such time that the aggregate utilization amount with respect to advances hereunder ("Revolving Advances") is less than or equal to $1,000,000 (including any outstanding Letters of Credit and Revolving Advances arising from the Cash Management Services, and including the effect of the amount of any then requested Revolving Advance), the following shall apply: Bank will make Revolving Advances hereunder in an amount not to exceed the Committed Revolving Line minus the sum of (A) the amount of all outstanding Letters of Credit (including drawn but unreimbursed Letters of Credit) and (B) all amounts utilized for Cash Management Services. Amounts borrowed under this Section may be repaid and reborrowed during the term of this Agreement.

      (a-2)  At such time that the aggregate utilization amount with respect to Revolving Advances hereunder, exceeds $1,000,000 (including any outstanding Letters of Credit and Revolving Advances arising from the Cash Management Services, and including the effect of the amount of any then requested Revolving Advance), the following shall apply with respect to all Revolving Advances (whether below or above the $1,000,000 level): Bank will make Revolving Advances not exceeding: (i) the lesser of the Committed Revolving Line or the Borrowing Base; minus (ii) the sum of (A) the amount of all outstanding Letters of Credit (including drawn but unreimbursed Letters of Credit) and (B) all amounts utilized for Cash Management Services. Amounts borrowed under this Section may be repaid and reborrowed during the term of this Agreement. Revolving Advances that are made subject to the terms and provisions of this clause (a-2) are also referred to herein as the "Borrowing Base Advances."

        (b)  To obtain a Revolving Advance, Borrower must notify Bank by facsimile or telephone by 12:00 p.m. Pacific time on the Business Day the Revolving Advance is proposed to be made. Borrower must promptly confirm the notification by delivering to Bank the Payment/Advance Form, in the form attached hereto as Exhibit B. Bank will credit Revolving Advances to Borrower's deposit account. Bank may make Revolving Advances under this Agreement based on instructions from a Responsible Officer or his or her designee or without instructions if any such Revolving Advances are necessary to meet Obligations which have become due. Bank may rely on any telephonic notice given by a person whom Bank believes is a Responsible Officer or such Person's designee, and Borrower hereby indemnifies Bank for any loss Bank suffers due to any such reliance, other than that arising from the gross negligence or willful misconduct of Bank. Further, prior to the making of the first Borrowing Base Advance, Borrower shall comply with the Collateral audit and other applicable requirements set forth in Section 6.2 hereof.

        (c)  The Bank's undertaking to extend credit accommodations under the Committed Revolving Line terminates on the Revolving Maturity Date, when all Revolving Advances and related Obligations are immediately due and payable.

2.1.2    Letters of Credit Sublimit.

        At such times that the provisions of 2.1.1(a-1) are in effect the following shall apply:    Bank will issue or have issued letters of credit for Borrower's account (individually referred as a "Letter of Credit" and collectively referred to herein as the "Letters of Credit") not exceeding (i) the Committed Revolving Line, minus (ii) the outstanding principal balance of the Revolving Advances and minus (iii) the Cash Management Sublimit; however, the face amount of outstanding Letters of Credit (including drawn but unreimbursed Letters of Credit) may not exceed $500,000. Each Letter of Credit will have an expiry date of no later than 180 days after the Revolving Maturity Date, but Borrower's reimbursement obligation will be secured by cash on terms acceptable to Bank at any time after the Revolving Maturity Date if the term of this Agreement is not extended by Bank. Borrower agrees to execute any further documentation in connection with the Letters of Credit as Bank may reasonably request.

        At such times that the provisions of 2.1.1(a-2) are in effect the following shall apply:    Bank will issue or have issued letters of credit for Borrower's account (individually referred as a "Letter of Credit" and collectively referred to herein as the "Letters of Credit") not exceeding (i) the lesser of the Committed Revolving Line or the Borrowing Base, minus (ii) the outstanding principal balance of the Revolving Advances and minus (iii) the Cash Management Sublimit; however, the face amount of outstanding Letters of Credit (including drawn but unreimbursed Letters of Credit) may not exceed $500,000. Each Letter of Credit will have an expiry date of no later than 180 days after the Revolving Maturity Date, but Borrower's reimbursement obligation will be secured by cash on terms acceptable to Bank at any time after the Revolving Maturity Date if the term of this Agreement is not extended by Bank. Borrower agrees to execute any further documentation in connection with the Letters of Credit as Bank may reasonably request.

2.1.3    Cash Management Services Sublimit.

        Borrower may use up to $500,000 for Bank's Cash Management Services (the "Cash Management Services Sublimit") for Bank's cash management services, which may include merchant services, business credit card, and check cashing services identified in various cash management services agreements related to such services (the "Cash Management Services"). The aggregate amounts utilized under the Cash Management Services Sublimit will at all times reduce the amount otherwise available to be borrowed under the Committed Revolving Line and new Cash Management Services may be extended only if the amount of such proposed new extension of such services would otherwise be available for the making of an Advance in such amount in accordance with the terms and provisions hereof. Any amounts Bank pays on behalf of Borrower or any amounts that are not paid by Borrower for any Cash Management Services will be treated as Revolving Advances under the Committed Revolving Line and will accrue interest at the rate for Revolving Advances.

2.2  Overadvances.

        If Borrower's Obligations under Section 2.1 exceed the applicable lending limitations set forth therein, Borrower must immediately pay Bank the excess.

2.3  Interest Rate, Payments.

        (a)  Interest Rate. (i) Revolving Advances accrue interest on the outstanding principal balance at a per annum rate equal to the Prime Rate. After an Event of Default, Obligations accrue interest at five (5) percentage points above the rate effective immediately before the Event of Default. The interest rate increases or decreases when the Prime Rate changes. Interest is computed on a 360 day year for the actual number of days elapsed.

        (b)  Payments. Interest due on the Committed Revolving Line is payable on the 25th day of each month. Bank may debit any of Borrower's deposit accounts for principal and interest payments owing or any amounts Borrower owes Bank (Bank will promptly notify Borrower when it debits Borrower's accounts and these debits are not set-offs). Borrower may, however, provide written notice to Bank that it would like to switch from such a payment procedure to a written billing notification, and Bank agrees to implement such a change within a reasonable period of time after receipt of Borrower written request therefor.    Payments received after 12:00 noon Pacific time are considered received at the opening of business on the next Business Day. When a payment is due on a day that is not a Business Day, the payment is due the next Business Day and additional fees or interest accrue.

2.4  Fees.

        (a)  Facility Fee. Borrower shall pay to Bank a fee of $12,500 concurrently herewith, which shall be in addition to interest and to all other amounts payable hereunder and which shall not be refundable. Bank acknowledges that it has received a deposit of $10,000 to be applied to the foregoing.

        (b)  Bank Expenses. Borrower shall pay to the Bank all Bank Expenses (including reasonable attorneys' fees and expenses) incurred through and after the Closing Date when due.

3.    CONDITIONS OF LOANS

3.1  Conditions Precedent to Initial Credit Extension.

        Bank's obligation to make the initial Credit Extension is subject to the condition precedent that it receive the agreements, documents and fees it requires relating to the transactions contemplated under this Agreement and all other Loan Documents.

3.2  Conditions Precedent to all Credit Extensions.

        Bank's obligations to make each Credit Extension, including the initial Credit Extension, is subject to the following:

        (a)  timely receipt of any Payment/Advance Form; and

        (b)  the representations and warranties in Section 5 must be materially true on the date of the Payment/Advance Form and on the effective date of each Credit Extension and no Event of Default may have occurred and be continuing, or result from the Credit Extension. Each Credit Extension is Borrower's representation and warranty on that date that the representations and warranties of Section 5 are true, as the date made and as of the date such representations and warranties are deemed made.

4.    CREATION OF SECURITY INTEREST

4.1  Grant of Security Interest.

        Borrower grants Bank a continuing security interest in all presently existing and later acquired Collateral to secure all Obligations and performance of each of Borrower's duties under the Loan Documents. Except for Permitted Liens, any security interest will be a first priority security interest in the Collateral. Bank may place a "hold" on any deposit account pledged as Collateral. If this Agreement is terminated, Bank's lien and security interest in the Collateral will continue until Borrower fully satisfies its Obligations.

5.    REPRESENTATIONS AND WARRANTIES

        Borrower represents and warrants as follows:

5.1  Due Organization and Authorization.

        Each of Borrower and each Subsidiary is duly existing and in good standing in its state of formation and qualified and licensed to do business in, and in good standing in, any state in which the conduct of its business or its ownership of property requires that it be qualified, except where the failure to do so could not reasonably be expected to cause a Material Adverse Change.

        The execution, delivery and performance of the Loan Documents have been duly authorized, and do not conflict with Borrower's formation documents, nor constitute an event of default under any material agreement by which Borrower is bound. Borrower is not in default under any agreement to which or by which it is bound in which the default could reasonably be expected to cause a Material Adverse Change.

5.2  Collateral.

        Borrower has good title to the Collateral, free of Liens except Permitted Liens. The Accounts are bona fide, existing obligations, and the service or property has been performed or delivered to the account debtor or its agent for immediate shipment to, and unconditional acceptance by, the account debtor (other than with respect to warranties given by Borrower consistent with past practices and given in the ordinary course of Borrower's business). Borrower has no notice of any actual or imminent Insolvency Proceeding of any account debtor whose accounts are an Eligible Account in any Borrowing Base Certificate. All Inventory is in all material respects of good and marketable quality, free from material defects, other than for items of Inventory that are obsolete that are not material in value. Borrower is the owner or valid licensee of the Intellectual Property, except for non-exclusive licenses granted to its customers in the ordinary course of business. Each Patent is valid and enforceable and no part of the Intellectual Property has been judged invalid or unenforceable, in whole or in part, and no claim has been made that any part of the Intellectual Property violates the rights of any third party, except to the extent such claim could not reasonably be expected to cause a Material Adverse Change.

5.3  Litigation.

        Except as shown in the Schedule, there are no actions or proceedings pending or, to the knowledge of Borrower's Responsible Officers, threatened by or against Borrower or any Subsidiary in which a likely adverse decision could reasonably be expected to cause a Material Adverse Change, other than for the existing patent infringement litigation with respect to Simpletech, as disclosed to Bank prior to the date hereof.

5.4  No Material Adverse Change in Financial Statements.

        All consolidated financial statements for Borrower, and any Subsidiary, delivered to Bank fairly present in all material respects Borrower's consolidated financial condition and Borrower's consolidated results of operations. There has not been any material deterioration in Borrower's consolidated financial condition since the date of the most recent financial statements submitted to Bank.

5.5  Solvency.

        The fair salable value of Borrower's assets (including goodwill minus disposition costs) exceeds the fair value of its liabilities; the Borrower is not left with unreasonably small capital after the transactions in this Agreement; and Borrower is able to pay its debts (including trade debts) as they mature.

5.6  Regulatory Compliance.

        Borrower is not an "investment company" or a company "controlled" by an "investment company" under the Investment Company Act. Borrower is not engaged as one of its important activities in extending credit for margin stock (under Regulations T and U of the Federal Reserve Board of Governors). Borrower has complied in all material respects with the Federal Fair Labor Standards Act. Borrower has not violated any laws, ordinances or rules, the violation of which could reasonably be expected to cause a Material Adverse Change. None of Borrower's or any Subsidiary's properties or assets has been used by Borrower or any Subsidiary or, to the best of Borrower's knowledge, by previous Persons, in disposing, producing, storing, treating, or transporting any hazardous substance other than legally. Borrower and each Subsidiary has timely filed all required tax returns and paid, or made adequate provision to pay, all material taxes, except those being contested in good faith with adequate reserves under GAAP. Borrower and each Subsidiary has obtained all consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all government authorities that are necessary to continue its business as currently conducted, except where the failure to do so could not reasonably be expected to cause a Material Adverse Change.

5.7  Subsidiaries.

        Borrower does not own any stock, partnership interest or other equity securities except for Permitted Investments.

5.8  Full Disclosure.

        No written representation, warranty or other statement of Borrower in any certificate or written statement given to Bank (taken together with all such written certificates and written statements to Bank) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in the certificates or statements not misleading, with it being recognized by Bank that the projections and forecasts provided by Borrower in good faith and based upon reasonable assumptions are not viewed as facts and that actual results during the period or periods covered by such projections and forecasts may differ from the projected and forecasted results.

6.    AFFIRMATIVE COVENANTS

        Borrower will do all of the following for so long as Bank has an obligation to lend, or there are outstanding Obligations:

6.1  Government Compliance.

        Borrower will maintain its legal existence and good standing and the legal existence and good standing of all Subsidiaries' in the applicable jurisdiction of formation and maintain qualification in each applicable jurisdiction in which the failure to so qualify or maintain such legal existence would reasonably be expected to cause a material adverse effect on Borrower's business or operations. Borrower will comply, and have each Subsidiary comply, with all laws, ordinances and regulations to which such party is subject to the extent that noncompliance therewith could have a material adverse effect on Borrower's business or operations or could reasonably be expected to cause a Material Adverse Change.

6.2  Financial Statements, Reports, Certificates.

        (a)  Borrower will deliver to Bank: (i) as soon as available, but no later than 30 days after the last day of each month, a company prepared consolidated balance sheet and income statement covering Borrower's consolidated operations during the period certified by a Responsible Officer and in a form acceptable to Bank; (ii) within 5 days of filing, copies of all statements, reports and notices made available to Borrower's security holders or to any holders of Subordinated Debt and all reports and related financial statements on Form 10-K and 10-Q and 8-K filed with the Securities and Exchange Commission; (iii) a prompt report of any legal actions pending or threatened against Borrower or any Subsidiary that could result in damages or costs to Borrower or any Subsidiary of $100,000 or more; (iv) budgets, sales projections, operating plans or other financial information Bank reasonably requests; and (v) prompt notice of any material change in the composition of the Intellectual Property. It is agreed that Bank shall maintain confidential all non-public financial information delivered to Bank above in accordance with the confidentiality standards set forth in Section 12.8 hereof.

        (b)  (i) Within 20 days after the last day of each month when any Borrowing Base Advances are outstanding; or (ii) otherwise, immediately prior to the making of any Borrowing Base Advance, Borrower will deliver to Bank a Borrowing Base Certificate signed by a Responsible Officer in the form of Exhibit C, with aged listings of accounts receivable and accounts payable.

        (c)  Within 30 days after the last day of each month, Borrower will deliver to Bank with the monthly financial statements a Compliance Certificate signed by a Responsible Officer in the form of Exhibit D.

        (d)  Bank has the right to audit Borrower's Accounts and other Collateral (with results determined to be acceptable to Bank in accordance with the good faith business judgment of Bank) at Borrower's expense, but the audits will be conducted no more often than once every 12 months unless an Event of Default has occurred and is continuing, provided that, in any event, such an audit (with results determined to be acceptable to Bank in accordance with the good faith business judgment of Bank) shall be conducted upon the earlier to occur of (i) the Borrower's request for Revolving Advances under Section 2.1.1(a-1) of this Agreement when first made; or (ii) the date that is six (6) months from the date hereof; and, in any event, any such first audit shall be promptly initiated and completed (with results satisfactory to Bank) prior to the making of any Revolving Advances under Section 2.1.1(a-2).

6.3  Inventory; Returns.

        Borrower will keep all Inventory in good and marketable condition, free from material defects. Returns and allowances between Borrower and its account debtors will follow Borrower's customary practices as they exist at execution of this Agreement. Borrower must promptly notify Bank of all returns, recoveries, disputes and claims by its account debtors that involve more than $50,000.

6.4  Taxes.

        Borrower will make, and cause each Subsidiary to make, timely payment of all material federal, state, and local taxes or assessments (other than taxes and assessments which Borrower is contesting in good faith, with adequate reserves maintained in accordance with GAAP) and will deliver to Bank, on demand, appropriate certificates attesting to the payment.

6.5  Insurance.

        Borrower will keep its business and the Collateral insured for risks and in amounts standard for Borrower's industry, and as Bank may reasonably request. Insurance policies will be in a form, with companies, and in amounts that are satisfactory to Bank in Bank's reasonable discretion. All property policies will have a lender's loss payable endorsement showing Bank as an additional loss payee and all liability policies will show the Bank as an additional insured and provide that the insurer must give Bank at least 20 days notice before canceling its policy. At Bank's request, Borrower will deliver certified copies of policies and evidence of all premium payments. Proceeds payable under any policy will, at Bank's option, be payable to Bank on account of the Obligations.

6.6  Primary Accounts.

        Borrower will maintain its primary banking and investment account relationships with Bank, which relationships shall include Borrower maintaining deposit and investment account balances in accounts at or through Bank representing at least 85% of all such account balances of Borrower at any and all financial institutions.

6.7  Financial Covenant.

        Borrower will maintain at all times and tested as of the last day of each month a ratio of (A) Quick Assets to (B) Current Liabilities plus any other Obligations of Borrower owing to Bank to the extent they are not otherwise categorized as Current Liabilities of Borrower, of at least 1.25 to 1.00.

6.8  Further Assurances.

        Borrower will execute any further instruments and take further action as Bank reasonably requests to perfect or continue Bank's security interest in the Collateral or to effect the purposes of this Agreement.

7.    NEGATIVE COVENANTS

        Borrower will not do any of the following without Bank's prior written consent, which will not be unreasonably withheld, for so long as Bank has an obligation to lend or there are any outstanding Obligations:

7.1  Dispositions.

        Convey, sell, lease, transfer or otherwise dispose of (collectively "Transfer"), or permit any of its Subsidiaries to Transfer, all or any part of its business or property, except for Transfers (i) of Inventory in the ordinary course of business; (ii) of non-exclusive licenses and similar arrangements for the use of the property of Borrower or its Subsidiaries in the ordinary course of business; or (iii) of worn-out or obsolete Equipment; (iv) other Transfers which in the aggregate do not exceed $50,000 in any fiscal year; (v) use cash of Borrower in the ordinary course of business for ordinary course business operating expenses, all in accordance with past business practices of Borrower; or the (vi) the making of Permitted Investments.

7.2  Changes in Business, Ownership, Management or Business Locations.

        Engage in or permit any of its Subsidiaries to engage in any business other than the businesses currently engaged in by Borrower or reasonably related thereto or have a material change in its senior executive management or have a material change in its ownership of greater than 25% (other than by the sale of Borrower's equity securities in a public offering or otherwise resulting from ordinary course publicly-traded market transfers). Borrower will not, without at least 30 days prior written notice, relocate its chief executive office or add any new offices or business locations in which Borrower maintains or stores over $50,000 in Borrower's assets or property.

7.3  Mergers or Acquisitions.

        Merge or consolidate, or permit any of its Subsidiaries to merge or consolidate, with any other Person, or acquire, or permit any of its Subsidiaries to acquire, all or substantially all of the capital stock or property of another Person, except where: (i) no Default or Event of Default has occurred and is continuing or would result from such action during the term of this Agreement; (ii) such transaction would not result in a decrease of more than 25% of Tangible Net Worth; and (iii) upon the acquisition of any other Person as otherwise permitted pursuant to the terms of this Section, such Person become an obligor (whether as a primary or third surety of the Obligations, as determined by Bank) relating to the Obligations hereunder, as the Bank may determine, and shall execute such agreements, documents and instruments as are reasonably necessary or appropriate, as the Bank may determine, in order to evidence such debt obligations and to establish a first priority security interest in the personal property assets of such Person in favor of Bank, subject to Permitted Liens. A Subsidiary may merge or consolidate into another Subsidiary or into Borrower as long as no Default or Event of Default is occurring prior thereto or arises thereafter.

7.4  Indebtedness.

        Create, incur, assume, or be liable for any Indebtedness, or permit any Subsidiary to do so, other than Permitted Indebtedness.

7.5  Encumbrance.

        Create, incur, or allow any Lien on any of its property, or assign or convey any right to receive income, including the sale of any Accounts, or permit any of its Subsidiaries to do so, except for Permitted Liens, or permit the first priority lien status of Bank regarding the Collateral to change, subject only to Permitted Liens as may be applicable.

7.6  Distributions; Investments.

        Directly or indirectly acquire or own any Person, or make any Investment in any Person, other than Permitted Investments, or permit any of its Subsidiaries to do so. Pay any dividends or make any distribution or payment or redeem, retire or purchase any capital stock.

7.7  Transactions with Affiliates.

        Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Borrower except for transactions that are in the ordinary course of Borrower's business, upon fair and reasonable terms that are no less favorable to Borrower than would be obtained in an arm's length transaction with a nonaffiliated Person.

7.8  Subordinated Debt.

        Make or permit any payment on any Subordinated Debt, except under the terms of the Subordinated Debt, or amend any provision in any document relating to the Subordinated Debt without Bank's prior written consent.

7.9  Compliance.

        Become an "investment company" or a company controlled by an "investment company," under the Investment Company Act of 1940 or undertake as one of its important activities extending credit to purchase or carry margin stock, or use the proceeds of any Credit Extension for that purpose; fail to meet the minimum funding requirements of ERISA, permit a Reportable Event or Prohibited Transaction, as defined in ERISA, to occur; fail to comply with the Federal Fair Labor Standards Act or violate any other law or regulation, if the violation could reasonably be expected to have a material adverse effect on Borrower's business or operations or would reasonably be expected to cause a Material Adverse Change, or permit any of its Subsidiaries to do so.

8.    EVENTS OF DEFAULT

        Any one of the following is an Event of Default:

8.1  Payment Default.

        If Borrower fails to pay any of the Obligations within 3 Business Days after their due date. During such additional 3 day period the failure to cure such payment default is not an Event of Default hereunder (but no Credit Extension will be made during the cure period);

8.2  Covenant Default.

        If Borrower does not perform any obligation in Section 6 or violates any covenant in Section 7; or

        If Borrower does not perform or observe any other material term, condition or covenant in this Agreement, any Loan Documents, or in any agreement between Borrower and Bank and as to any default under a term, condition or covenant that can be cured, has not cured the default within 10 days after it occurs, or if the default cannot be cured within 10 days or cannot be cured after Borrower's attempts within 10 day period, and the default may be cured within a reasonable time, then Borrower has an additional period (of not more than 30 days) to attempt to cure the default. During the additional time, the failure to cure the default is not an Event of Default (but no Credit Extensions will be made during the cure period);

8.3  Material Adverse Change.

        If there (i) occurs a material adverse change in the business, operations, or condition (financial or otherwise) of the Borrower, or (ii) is a material impairment of the prospect of repayment of any portion of the Obligations or (iii) is a material impairment of the value or priority of Bank's security interests in the Collateral (any of the foregoing is referred to herein as a "Material Adverse Change").

8.4  Attachment.

        If any material portion of Borrower's assets is attached, seized, levied on, or comes into possession of a trustee or receiver and the attachment, seizure or levy is not removed in 10 days, or if Borrower is enjoined, restrained, or prevented by court order from conducting a material part of its business or if a judgment or other claim becomes a Lien on a material portion of Borrower's assets, or if a notice of lien, levy, or assessment is filed against any of Borrower's assets by any government agency and not paid within 10 days after Borrower receives notice. These are not Events of Default if stayed or if a bond is posted pending contest by Borrower (but no Credit Extensions will be made during the cure period);

8.5  Insolvency.

        If Borrower becomes insolvent or if Borrower begins an Insolvency Proceeding or an Insolvency Proceeding is begun against Borrower and not dismissed or stayed within 30 days (but no Credit Extensions will be made before any Insolvency Proceeding is dismissed);

8.6  Other Agreements.

        If there is a default in any agreement between Borrower and a third party that gives the third party the right to accelerate any Indebtedness exceeding $100,000 or that could cause a Material Adverse Change;

8.7  Judgments.

        If a money judgment(s) in the aggregate of at least $100,000 is rendered against Borrower and is unsatisfied and unstayed for 10 days (but no Credit Extensions will be made before the judgment is stayed or satisfied);

8.8  Misrepresentations.

        If Borrower or any Person acting for Borrower makes any material misrepresentation or material misstatement now or later in any warranty or representation in this Agreement or in any writing delivered to Bank or to induce Bank to enter this Agreement or any Loan Document; or

8.9  Guaranty.

        Any guaranty of any Obligations ceases for any reason to be in full force or any Guarantor does not perform any obligation under any guaranty of the Obligations, or any material misrepresentation or material misstatement is made or is deemed made now or later in any warranty or representation in any guaranty of the Obligations or in any certificate delivered to Bank in connection with the guaranty, or any circumstance described in Sections 8.4, 8.5 or 8.7 occurs to any Guarantor.

9.    BANK'S RIGHTS AND REMEDIES

9.1  Rights and Remedies.

        When an Event of Default occurs and continues Bank may, without notice or demand, do any or all of the following:

        (a)  Declare all Obligations immediately due and payable (but if an Event of Default described in Section 8.5 occurs all Obligations are immediately due and payable without any action by Bank);

        (b)  Stop advancing money or extending credit for Borrower's benefit under this Agreement or under any other agreement between Borrower and Bank;

        (c)  Settle or adjust disputes and claims directly with account debtors for amounts, on terms and in any order that Bank considers advisable;

        (d)  Make any payments and do any acts it considers necessary or reasonable to protect its security interest in the Collateral. Borrower will assemble the Collateral if Bank requires and make it available as Bank designates. Bank may enter the premises, in accordance with law, where the Collateral is located, take and maintain possession of any part of the Collateral, and pay, purchase, contest, or compromise any Lien which appears to be prior or superior to its security interest and pay all expenses incurred and Bank may further occupy any of Borrower's premises, without charge, in connection with the exercise of any of Bank's rights or remedies regarding the Collateral;

        (e)  Apply to the Obligations any (i) balances and deposits of Borrower it holds, or (ii) any amount held by Bank owing to or for the credit or the account of Borrower;

        (f)    Ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale, and sell the Collateral. Bank is granted a non-exclusive, royalty-free license or other right to use (and with respect to items licensed by Borrower, to the extent the underlying license agreement so permits or Borrower otherwise undertakes to arrange, which Borrower hereby covenants to so undertake for the benefit of Bank), without charge, Borrower's labels, Patents, Copyrights, Mask Works, rights of use of any name, trade secrets, trade names, Trademarks, service marks, and advertising matter, or any similar property as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral and, in connection with Bank's exercise of its rights under this Section, Borrower's rights under all licenses and all franchise agreements inure to Bank's benefit; and

        (g)  Dispose of the Collateral according to the Code.

9.2  Power of Attorney.

        Effective only when an Event of Default occurs and continues, Borrower irrevocably appoints Bank as its lawful attorney to: (i) endorse Borrower's name on any checks or other forms of payment or security; (ii) sign Borrower's name on any invoice or bill of lading for any Account or drafts against account debtors, (iii) make, settle, and adjust all claims under Borrower's insurance policies; (iv) settle and adjust disputes and claims about the Accounts directly with account debtors, for amounts and on terms Bank determines reasonable; and (v) transfer the Collateral into the name of Bank or a third party as the Code permits. Bank may exercise the power of attorney to sign Borrower's name on any documents necessary to perfect or continue the perfection of any security interest regardless of whether an Event of Default has occurred. Bank's appointment as Borrower's attorney in fact, and all of Bank's rights and powers, coupled with an interest, are irrevocable until all Obligations have been fully repaid and performed and Bank's obligation to provide Credit Extensions terminates.

9.3  Accounts Collection.

        When an Event of Default occurs and continues, Bank may notify any Person owing Borrower money of Bank's security interest in the funds and verify the amount of the Account. Borrower must collect all payments in trust for Bank and, if requested by Bank, immediately deliver the payments to Bank in the form received from the account debtor, with proper endorsements for deposit.

9.4  Bank Expenses.

        If Borrower fails to pay any amount or furnish any required proof of payment to third persons relating to Section 6.5 hereof Bank may make all or part of the payment or obtain insurance policies required in Section 6.5 hereof and take any action under the policies Bank deems prudent. Any amounts paid by Bank are Bank Expenses and immediately due and payable, bearing interest at the then applicable rate and secured by the Collateral. No payments by Bank are deemed an agreement to make similar payments in the future or Bank's waiver of any Event of Default.

9.5  Bank's Liability for Collateral.

        If Bank complies with reasonable banking practices and the Code, it is not liable for: (a) the safekeeping of the Collateral; (b) any loss or damage to the Collateral; (c) any diminution in the value of the Collateral; or (d) any act or default of any carrier, warehouseman, bailee, or other person. Borrower bears all risk of loss, damage or destruction of the Collateral.

9.6  Remedies Cumulative.

        Bank's rights and remedies under this Agreement, the Loan Documents, and all other agreements are cumulative. Bank has all rights and remedies provided under the Code, by law, or in equity. Bank's exercise of one right or remedy is not an election, and Bank's waiver of any Event of Default is not a continuing waiver. Bank's delay is not a waiver, election, or acquiescence. No waiver is effective unless signed by Bank and then is only effective for the specific instance and purpose for which it was given.

9.7  Demand Waiver.

        Borrower waives demand, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees held by Bank on which Borrower is liable.

10.  NOTICES

        All notices or demands by any party about this Agreement or any other related agreement must be in writing and be personally delivered or sent by an overnight delivery service, by certified mail, postage prepaid, return receipt requested, or by telefacsimile to the addresses set forth at the beginning of this Agreement. A party may change its notice address by giving the other party written notice.

11.  CHOICE OF LAW, VENUE AND JURY TRIAL WAIVER

        California law governs the Loan Documents without regard to principles of conflicts of law. Borrower and Bank each submit to the exclusive jurisdiction of the State and Federal courts in Orange County, California.

BORROWER AND BANK EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF ANY OF THE LOAN DOCUMENTS OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS AGREEMENT. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

12.  GENERAL PROVISIONS

12.1 Successors and Assigns.

        This Agreement binds and is for the benefit of the successors and permitted assigns of each party. Borrower may not assign this Agreement or any rights under it without Bank's prior written consent which may be granted or withheld in Bank's discretion. Bank has the right, without the consent of or notice to Borrower, to sell, transfer, negotiate, or grant participation in all or any part of, or any interest in, Bank's obligations, rights and benefits under this Agreement.

12.2 Indemnification.

        Borrower will, except for losses caused by Bank's gross negligence or willful misconduct, indemnify, defend and hold harmless Bank and its officers, employees, and agents against: (a) all obligations, demands, claims, and liabilities asserted by any other party in connection with the transactions contemplated by the Loan Documents; and (b) all losses or Bank Expenses incurred, or paid by Bank from, following, or consequential to transactions between Bank and Borrower (including reasonable attorneys fees and expenses).

12.3 Time of Essence.

        Time is of the essence for the performance of all obligations in this Agreement.

12.4 Severability of Provision.

        Each provision of this Agreement is severable from every other provision in determining the enforceability of any provision.

12.5 Amendments in Writing, Integration.

        All amendments to this Agreement must be in writing and signed by Borrower and Bank. This Agreement represents the entire agreement about this subject matter, and supersedes prior negotiations or agreements. All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of this Agreement merge into this Agreement and the Loan Documents.

12.6 Counterparts.

        This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, are an original, and all taken together, constitute one Agreement.

12.7 Survival.

        All covenants, representations and warranties made in this Agreement continue in full force while any Obligations remain outstanding. The obligations of Borrower in Section 12.2 to indemnify Bank will survive until all statutes of limitations for actions that may be brought against Bank have run.

12.8 Confidentiality.

        In handling any confidential information, Bank will exercise the same degree of care that it exercises for its own proprietary information and as a reasonable person under the applicable circumstances, but disclosure of information may be made (i) to Bank's subsidiaries or affiliates in connection with their business with Borrower, (ii) to prospective transferees or purchasers of any interest in the loans; provided, however, Bank shall use reasonable efforts in obtaining agreement by such prospective transferee or purchasers of the terms of this provision and otherwise conduct itself reasonably in order to maintain the confidential nature of any such information in accordance with any securities laws and regulations applicable to Bank, provided, further, any actual purchaser of this Agreement shall by such purchase be bound by this provision, (iii) as required by law, regulation, subpoena, or other order, (iv) as required in connection with Bank's examination or audit and (v) as Bank considers appropriate exercising remedies under this Agreement. Confidential information does not include information that either: (a) is in the public domain or in Bank's possession when disclosed to Bank, or becomes part of the public domain after disclosure to Bank; or (b) is disclosed to Bank by a third party, if Bank does not know that the third party is prohibited from disclosing the information. Bank will undertake reasonable efforts to notify Borrower of any material disclosure of any confidential information.

12.9 Attorneys' Fees, Costs and Expenses.

        In any action or proceeding between Borrower and Bank arising out of the Loan Documents, the prevailing party will be entitled to recover its reasonable attorneys' fees and other reasonable costs and expenses incurred, in addition to any other relief to which it may be entitled.

13.  DEFINITIONS

13.1 Definitions.

        In this Agreement:

        "Accounts" are all existing and later arising accounts, contract rights, and other obligations owed Borrower in connection with its sale or lease of goods (including licensing software and other technology) or provision of services, all credit insurance, guaranties, other security and all merchandise returned or reclaimed by Borrower and Borrower's Books relating to any of the foregoing.

        "Affiliate" of a Person is a Person that owns or controls directly or indirectly the Person, any Person that controls or is controlled by or is under common control with the Person, and each of that Person's senior executive officers, directors, partners and, for any Person that is a limited liability company, that Person's managers and members.

        "Bank Expenses" are all audit fees and expenses and reasonable costs and expenses (including reasonable attorneys' fees and expenses) for preparing, negotiating, administering, defending and enforcing the Loan Documents (including appeals or Insolvency Proceedings).

        "Borrower's Books" are all Borrower's books and records including ledgers, records regarding Borrower's assets or liabilities, the Collateral, business operations or financial condition and all computer programs or discs or any equipment containing the information.

        "Borrowing Base" is 80% of Eligible Accounts as determined by Bank from Borrower's most recent Borrowing Base Certificate; provided, however, that Bank may lower the percentage of the Borrowing Base after performing an audit of Borrower's Collateral.

        "Borrowing Base Advances" has the meaning ascribed to such term in Section 2.1.1 hereof.

        "Business Day" is any day that is not a Saturday, Sunday or a day on which the Bank is closed.

        "Closing Date" is the date of this Agreement.

        "Code" is the California Uniform Commercial Code, as in effect from to time, as amended or otherwise modified.

        "Collateral" is the property described on Exhibit A.

        "Committed Revolving Line" is an aggregate amount of advance availability hereunder of up to $3,000,000.

        "Contingent Obligation" is, for any Person, any direct or indirect liability, contingent or not, of that Person for (i) any indebtedness, lease, dividend, letter of credit or other obligation of another such as an obligation directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse by that Person, or for which that Person is directly or indirectly liable; (ii) any obligations for undrawn letters of credit for the account of that Person; and (iii) all obligations from any interest rate, currency or commodity swap agreement, interest rate cap or collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; but "Contingent Obligation" does not include endorsements in the ordinary course of business. The amount of a Contingent Obligation is the stated or determined amount of the primary obligation for which the Contingent Obligation is made or, if not determinable, the maximum reasonably anticipated liability for it determined by the Person in good faith; but the amount may not exceed the maximum of the obligations under the guarantee or other support arrangement.

        "Copyrights" are all copyright rights, applications or registrations and like protections in each work or authorship or derivative work, whether published or not (whether or not it is a trade secret) now or later existing, created, acquired or held.

        "Credit Extension" is each Revolving Advance and each other extension of credit by Bank for Borrower's benefit.

        "Current Assets" are amounts that under GAAP should be included on that date as current assets on Borrower's consolidated balance sheet.

        "Current Liabilities" are the aggregate amount of Borrower's Total Liabilities which mature within one (1) year.

        "Default" shall mean any event or occurrence which with the passing of time or the giving of notice or both would become an Event of Default hereunder.

        "Eligible Accounts" are Accounts in the ordinary course of Borrower's business that meet all Borrower's representations and warranties in Section 5; but Bank may change eligibility standards by giving Borrower notice. Unless Bank agrees otherwise in writing, Eligible Accounts will not include:

        (a)  Accounts that the account debtor has not paid within 90 days of invoice date;

        (b)  Accounts for an account debtor, 50% or more of whose Accounts have not been paid within 90 days of invoice date;

        (c)  Credit balances over 90 days from invoice date;

        (d)  Accounts for an account debtor, including Affiliates, whose total obligations to Borrower exceed 25% of all Accounts, for the amounts that exceed that percentage, unless the Bank approves in writing;

        (e)  Accounts for which the account debtor does not have its principal place of business in the United States;

        (f)    Accounts for which the account debtor is a federal, state or local government entity or any department, agency, or instrumentality;

        (g)  Accounts for which Borrower owes the account debtor, but only up to the amount owed (sometimes called "contra" accounts, accounts payable, customer deposits or credit accounts);

        (h)  Accounts for demonstration or promotional equipment, or in which goods are consigned, sales guaranteed, sale or return, sale on approval, bill and hold, or other terms if account debtor's payment may be conditional;

        (i)    Accounts for which the account debtor is Borrower's Affiliate, officer, employee, or agent;

        (j)    Accounts in which the account debtor disputes liability or makes any claim and Bank believes there may be a basis for dispute (but only up to the disputed or claimed amount), or if the Account Debtor is subject to an Insolvency Proceeding, or becomes insolvent, or goes out of business; and

        (k)  Accounts for which Bank reasonably determines collection to be doubtful.

        "Equipment" is all present and future machinery, equipment, tenant improvements, furniture, fixtures, vehicles, tools, parts and attachments in which Borrower has any interest.

        "GAAP" is generally accepted accounting principles, consistently applied.

        "Guarantor" is any present or future guarantor of the Obligations.

        "Indebtedness" is (a) indebtedness for borrowed money or the deferred price of property or services, such as reimbursement and other obligations for surety bonds and letters of credit, (b) obligations evidenced by notes, bonds, debentures or similar instruments, (c) capital lease obligations and (d) Contingent Obligations.

        "Insolvency Proceeding" are proceedings by or against any Person under the United States Bankruptcy Code, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

        "Intellectual Property" is:

        (a)  Copyrights, Trademarks, Patents, and Mask Works including amendments, renewals, extensions, and all licenses or other rights to use and all license fees and royalties from the use;

        (b)  Any trade secrets and any intellectual property rights in computer software and computer software products now or later existing, created, acquired or held;

        (c)  All design rights which may be available to Borrower now or later created, acquired or held;

        (d)  Any claims for damages (past, present or future) for infringement of any of the rights above, with the right, but not the obligation, to sue and collect damages for use or infringement of the intellectual property rights above; and

        (e)  All proceeds and products of the foregoing, including all insurance, indemnity or warranty payments.

        "Inventory" is present and future inventory in which Borrower has any interest, including merchandise, raw materials, parts, supplies, packing and shipping materials, work in process and finished products intended for sale or lease or to be furnished under a contract of service, of every kind and description now or later owned by or in the custody or possession, actual or constructive, of Borrower, including inventory temporarily out of its custody or possession or in transit and including returns on any accounts or other proceeds (including insurance proceeds) from the sale or disposition of any of the foregoing and any documents of title.

        "Investment" is any beneficial ownership of (including stock, partnership interest or other securities) any Person, or any loan, advance or capital contribution to any Person.

        "Letter of Credit" is defined in Section 2.1.2 hereof.

        "Lien" is a mortgage, lien, deed of trust, charge, pledge, security interest or other encumbrance.

        "Loan Documents" are, collectively, this Agreement, any note, or notes or guaranties or third party suretyship obligations in favor of Bank executed by Borrower or other Persons, as applicable, and any other present or future agreement between Borrower and/or for the benefit of Bank in connection with this Agreement, all as amended, extended or restated.

        "Mask Works" are all mask works or similar rights available for the protection of semiconductor chips, now owned or later acquired.

        "Material Adverse Change" is defined in Section 8.3 hereof.

        "Obligations" are debts, principal, interest, Bank Expenses and other amounts Borrower owes Bank now or later, including cash management services, letters of credit and foreign exchange contracts, if any and including interest accruing after Insolvency Proceedings begin and debts, liabilities, or obligations of Borrower assigned to Bank.

        "Patents" are patents, patent applications and like protections, including improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same.

        "Permitted Indebtedness" is:

        (a)  Borrower's indebtedness to Bank under this Agreement or any other Loan Document;

        (b)  Indebtedness existing on the Closing Date and shown on the Schedule;

        (c)  Subordinated Debt;

        (d)  Indebtedness to trade creditors incurred in the ordinary course of business; and

        (e)  Indebtedness secured by Permitted Liens.

        "Permitted Investments" are:

        (a)  Investments shown on the Schedule and existing on the Closing Date;

        (b)  (i) marketable direct obligations issued or unconditionally guaranteed by the United States or its agency or any State maturing within 1 year from its acquisition, (ii) commercial paper maturing no more than 1 year after its creation and having the highest rating from either Standard & Poor's

Corporation or Moody's Investors Service, Inc., and (iii) Bank's certificates of deposit issued maturing no more than 1 year after issue;

        (c)  Investments relating to third party entities in an aggregate amount of no more than $100,000 in any fiscal year, provided that no such new Investment may be made while any Default or Event of Default is then occurring and continuing; and

        (d)  Investments by Borrower with respect to the repurchase of its shares in a company buyback program as approved by the Board of Directors in an aggregate amount not to exceed $500,000, provided that Borrower may not effect any such Investment while any Default or Event of Default is then occurring and continuing.

        "Permitted Liens" are:

        (a)  Liens existing on the Closing Date and shown on the Schedule or arising under this Agreement or other Loan Documents;

        (b)  Liens for taxes, fees, assessments or other government charges or levies, either not delinquent or being contested in good faith and for which Borrower maintains adequate reserves on its Books, if they have no priority over any of Bank's security interests;

        (c)  Purchase money Liens or liens arising in connection with leases with respect to in each case (i) Equipment acquired or held by Borrower or its Subsidiaries incurred for financing the acquisition of the Equipment, or (ii) existing on equipment when acquired, if the Lien is confined to the property and improvements and the proceeds of the equipment;

        (d)  Non-exclusive licenses and non-exclusive sublicenses granted in the ordinary course of Borrower's business;

        (e)  Leases or subleases entered into in the ordinary course of Borrower's business, including in connection with Borrower's leased premises or leased property; and

        (f)    Liens incurred in the extension, renewal or refinancing of the indebtedness secured by Liens described in (a) through (c), but any extension, renewal or replacement Lien must be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness may not increase.

        "Person" is any individual, sole proprietorship, partnership, limited liability company, joint venture, company association, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

        "Prime Rate" is Bank's most recently announced "prime rate," even if it is not Bank's lowest rate.

        "Quick Assets" is, on any date, the Borrower's consolidated, unrestricted cash, cash equivalents and net trade accounts receivable.

        "Responsible Officer" is each of the Chief Executive Officer, the President, the Chief Financial Officer and the Controller of Borrower.

        "Revolving Advance" or "Revolving Advances" is a loan advance (or advances) under the Committed Revolving Line and as defined in Section 2.1.1 hereof.

        "Revolving Maturity Date" is August 30, 2004.

        "Schedule" is any attached schedule of exceptions.

        "Subordinated Debt" is debt incurred by Borrower subordinated to Borrower's indebtedness owed to Bank and which is reflected in a written agreement in a manner and form acceptable to Bank and approved by Bank in writing.

        "Subsidiary" is for any Person, or any other business entity of which more than 50% of the voting stock or other equity interests is owned or controlled, directly or indirectly, by the Person or one or more Affiliates of the Person.

        "Tangible Net Worth" is, on any date, the consolidated total assets of Borrower and its Subsidiaries minus, without duplication, (i) any amounts attributable to (a) goodwill, (b) intangible items such as unamortized debt discount and expense, Patents, trade and service marks and names, Copyrights and research and development expenses except prepaid expenses, and (c) reserves not already deducted from assets, and (ii)  Total Liabilities.

        "Total Liabilities" is on any day, obligations that should, under GAAP, be classified as liabilities on Borrower's consolidated balance sheet, including all Indebtedness, and current portion Subordinated Debt allowed to be paid, but excluding all other Subordinated Debt.

        "Trademarks" are trademark and servicemark rights, registered or not, applications to register and registrations and like protections, and the entire goodwill of the business of Assignor connected with the trademarks.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

BORROWER:
DPAC TECHNOLOGIES CORP.
By:	/s/ WILLIAM M. STOWELL
Title:	Chief Financial Officer
BANK:
SILICON VALLEY BANK
By:	/s/ GARY REAGAN
Title:	Vice President

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  Exhibit 99.3